Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

December 24, 2013

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Ituran Location and Control Ltd. (the "Company") to be held at the Company's offices at 3 Hashikma St. Azour Israel, on January 28, 2014 at 14:00 p.m. local time.

At the Meeting, holders of record of the Company’s ordinary shares will be asked to vote on the following matters:

1.	Approval of the terms of service of Mr. Izzy Sheratzky, the Company's President, as described in Annex A of the proxy statement relating to the Meeting.
2.	Approval of the terms of service of Mr. Eyal Sheratzky, the Company's Co-Chief Executive Officer, as described in Annex A of the proxy statement relating to the Meeting.
3.	Approval of the terms of service of Mr. Nir Sheratzky, the Company's Co-Chief Executive Officer, as described in Annex A of the proxy statement relating to the Meeting.
4.
Approval of the terms of service of Mr. Gil Sheratzky, the Chief Executive Officer of E-Com Global Electronic Commerce Ltd., a wholly owned subsidiary of the Company, as described in Annex A of the proxy statement relating to the Meeting.

5.	Approval of the terms of engagement of Professor Yehuda Kahane as a consultant of the Company, as described in the proxy statement relating to the Meeting.
6.
Approval of the terms of engagement of Mr. Avner Kurz as a consultant of Ituran Sistemas de Monitoramento Ltda, a Brazilian subsidiary of the Company, as described in the proxy statement relating to the Meeting.

7.
Approval of the procurement, from time to time, of directors' and officers' insurance policies covering the liability of office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time, under the terms set forth in the proxy statement relating to the Meeting.

8.	Approval of amendments to the Company's Articles of Association, as set forth in Annex C of the proxy statement relating to the Meeting.
9.
Approval of amendments to office holders' deeds of indemnity as set forth in Annex D of the proxy statement relating to the Meeting; and the grant thereof to office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time.

The Company's Board of Directors recommends a vote “FOR” the matter on the agenda.

Approval of the matters on the agenda requires a special majority as more fully described in the proxy statement relating to the Meeting.

At the Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Only shareholders of record on December 30, 2013 are entitled to vote at the Meeting.

Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy card or written ballot (for Israeli shareholders), which are solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your vote may be recorded.

Your cooperation is appreciated.

Very truly yours, Zeev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THE PROXY STATEMENT ATTACHED HERETO SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES OR THAT SUCH PROXY STATEMENT COMPLIES WITH THOSE RULES.

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR EXTRAORDINAY MEETING OF SHAREHOLDERS

December 24, 2013

The enclosed proxy/written ballot is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on January 28, 2014 at 14:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 3 Hashikma Street, Azour, Israel. The telephone number at that address is +972-3-5571314.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Only shareholders of record of the Company's ordinary shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), at the close of business on December 30, 2013 (the “Record Date”), are entitled to vote at the Meeting. The term "shareholders of record" includes holders of Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Revocability of Proxies/Written Ballots

Forms of proxy card and written ballot (in Israel) for use at the Meeting are attached. Please follow the instructions on the proxy card or written ballot (as the case may be). You may change your mind and cancel your proxy card/written ballot by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date (with respect to cancellation of proxy cards only), or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy/written ballot. Ordinary Shares represented by a valid proxy card/written ballot in the from attached, which indicates whether or not the holder is a controlling shareholder and/or has a personal interest in the proposed resolution to be presented at the Meeting, will be voted in favor of the proposed resolution, unless you clearly indicate a vote against such resolution.

Quorum, Voting and Solicitation

At least two shareholders who attend the Meeting in person, by written ballot or by proxy will constitute a quorum at the Meeting, provided that they hold Ordinary Shares conferring in the aggregate more than one third of the voting power of the Company. If a quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any number of shareholders present in person, by written ballot or by proxy shall constitute a quorum. The vote necessary to approve the resolution relating to the matter upon which you will be asked to vote is specified below. Each outstanding Ordinary Share is entitled to one vote upon the matters presented at the Meeting.

Shareholders registered in the Company’s shareholders registry in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy/written ballot must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person, by written ballot or by proxy must deliver to the Company an ownership certificate, confirming their ownership of shares of the Company on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s registered office at the address specified above, by no later than January 9, 2014.

THE MATTERS ON THE AGENDA

General Background

On October 31, 2013, the Company's general meeting of shareholders adopted a policy, which sets forth the principles of our office holders' compensation (the "Compensation Policy").
The Compensation Policy applies to office holders of the Company (as defined under the Israeli Companies Law, 1999 (the "Companies Law")), who serve as the Company's President, Chief Executive Officer(s) ("CEO(s)") and other executives who are deemed office holders of the Company, as well as office holders of the Company's Israeli wholly owned subsidiaries, provided they report to the CEO ("Business Unit Managers").  The Compensation Policy also applies to the Company's directors, including with respect to other, non-directorship, services that they provide to the Company.

Therefore, following the approval of the Company's compensation committee and board of directors, the Company is proposing to revise the terms of service of the Company's President, Co-CEOs and Business Unit Manager, such that they shall conform to the principles of the Compensation Policy.

In addition, pursuant to the Companies Law, the terms of service or engagement of the Company's controlling shareholders and/or their relatives should be approved at least once every three years by the Company's compensation committee, board of directors and shareholders (by a special majority).  For this purpose, a "controlling shareholder" is a shareholder who holds twenty-five percent or more of the Company's voting rights if there is no other person who holds more than fifty percent of the Company's voting rights; and two or more persons who each have a personal interest in the approval of a transaction shall be considered to be joint holders.

Accordingly, the Company's controlling shareholder is Moked Ituran Ltd., which holds 26.93% of the Company's voting rights; and by virtue of a shareholders agreement among the shareholders of Moked Ituran Ltd., such shareholders may all be deemed controlling shareholders of the Company.  Consequently, Mr. Izzy Sheratzky is deemed a controlling shareholder of the Company, and Messrs. Yehuda Kahane and Avner Kurz may be deemed controlling shareholders of the Company, among others,
For a description of Moked Ituran Ltd.'s shareholders and the shareholders agreement among them, please see Item 6B of our annual report for the year ended December 31, 2012, under the caption "Shareholders Agreement and Articles of Association of Moked Ituran".

Therefore, this Meeting is asked to consider and approve the terms of service, which have been revised to conform to the principles of the Compensation Policy as noted above, of Mr. Izzy Sheratzky (the Company's President) and his sons - Messrs. Eyal Sheratzky and Nir Sheratzky (the Company's Co-CEOs), and Mr. Gil Sheratzky (the CEO of the Company's Israeli wholly owned subsidiary, E-Com Global Electronic Commerce Ltd.); and to consider and approve the terms of engagement of Mr. Yehuda Kahane and Mr. Avner Kurz.
Furthermore, this Meeting is asked to consider and approve the procurement of directors' and officers' insurance policies, the amendment of the Company's Articles of Association concerning insurance and indemnification of office holders and the amendment of the deeds of indemnity for office holders; all such matters being related to the terms of service of our office holders, including controlling shareholders and their relatives.

PROPOSAL ONE
APPROVAL OF THE TERMS OF SERVICE OF MR. IZZY SHERATZKY

Background and Proposed Resolution

Mr. Izzy Sheratzky is the President of the Company and has been leading the Company for over 18 years. Annex A of this proxy statement sets forth his proposed terms of service in accordance with the Company's Compensation Policy.

It is proposed that the general meeting adopt the following resolution: “to approve the terms of service of Mr. Izzy Sheratzky as set forth in Annex A hereof”.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•	Mr. Sheratzky has been leading the Company for over 18 years and possesses vast experience, knowledge and skills in the Company's field of operations;
•	Mr. Sheratzky's services are indispensable and necessary for the Company, he has a good reputation among our customers and material business connections that are important to the Company;
•	Mr. Sheratzky has immensely contributed to the Company and has led it to exceptional achievements for many years while maintaining its status as a leading corporation in its field.
•	The proposed terms of service of Mr. Sheratzky are compatible with his position at the Company, the scope of his services and their quality, and are reasonable and appropriate;
•
Mr. Sheratzky's terms of services are also reasonable and appropriate as compared to the terms of service of office holders who serve at similar positions with peer companies (i.e. - other public companies with appropriate similarities to the Company), including after consideration of such peer companies' financial performance as compared to the Company's;

•
Mr. Sheratzky's terms of service correspond to the principles of the Compensation Policy and as such reflect the Company's perception of the appropriate nature of the compensation's components and their balance, including the ratio between the fix and variable components and the ratio between the terms of service of office holders and the cost of employment of the other employees of the Company; as well as the appropriate manner by which the Company's office holders should be incentivized, under a short and long term view and while relating to the advancement of the Company's goals and the best interests of its shareholders.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for the approval of this proposed resolution; provided that: (a) a majority of the shares voted at the meeting, which are not held by shareholders with personal interest in approving the proposal, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

PROPOSAL TWO
APPROVAL OF THE TERMS OF SERVICE OF MR. EYAL SHERATZKY

Background and Proposed Resolution

Mr. Eyal Sheratzky is the Co-CEO of the Company and has been serving as such for the last 10 years. Annex A of this proxy statement sets forth his proposed terms of service in accordance with the Company's Compensation Policy.

It is proposed that the general meeting adopt the following resolution: “to approve the terms of service of Mr. Eyal Sheratzky as set forth in Annex A hereof”.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•
Mr. Sheratzky has been serving the Company for approximately 18 years, and as a Co-CEO for 10 years; and possesses extensive experience, understanding and familiarity with the Company's entire aspects of operations;

•	Mr. Sheratzky's has greatly contributed to the growth and impressive achievements of the Company;
•	Mr. Sheratzky's services are indispensable and necessary for the Company, and the Company should act as much as possible to incentivize him to achieve the Company's goals;
•	Mr. Sheratzky holds LLB and LLM degrees from the Tel Aviv University School of Law and an Executive MBA degree from the Kellogg School of Management at Northwestern University, USA.
•	The proposed terms of service of Mr. Sheratzky are compatible with his position at the Company, the scope of his services and their quality, and are reasonable and appropriate;
•
Mr. Sheratzky's terms of services are also reasonable and appropriate as compared to the terms of service of chief executive officers of peer companies (i.e. - other public companies with appropriate similarities to the Company), including after consideration of such peer companies' financial performance as compared to the Company's;

•
Mr. Sheratzky's terms of service correspond to the principles of the Compensation Policy and as such reflect the Company's perception of the appropriate nature of the compensation's components and their balance, including the ratio between the fix and variable components and the ratio between the terms of service of office holders and the cost of employment of the other employees of the Company; as well as the appropriate manner by which the Company's office holders should be incentivized, under a short and long term view and while relating to the advancement of the Company's goals and the best interests of its shareholders.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for the approval of this proposed resolution; provided that: (a) a majority of the shares voted at the meeting, which are not held by shareholders with personal interest in approving the proposal, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

PROPOSAL THREE
APPROVAL OF THE TERMS OF SERVICE OF MR. NIR SHERATZKY

Background and Proposed Resolution

Mr. Nir Sheratzky is the Co-CEO of the Company and has been serving as such for the last 10 years. Annex A of this proxy statement sets forth his proposed terms of service in accordance with the Company's Compensation Policy.

It is proposed that the general meeting adopt the following resolution: “to approve the terms of service of Mr. Nir Sheratzky as set forth in Annex A hereof”.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•
Mr. Sheratzky has been serving the Company for approximately 18 years, and as a Co-CEO for 10 years; and possesses extensive experience, understanding and familiarity with the Company's entire aspects of operations;

•	Mr. Sheratzky's has greatly contributed to the growth and impressive achievements of the Company;
•	Mr. Sheratzky's services are indispensable and necessary for the Company, and the Company should act as much as possible to incentivize him to achieve the Company's goals;
•	Mr. Sheratzky holds BA and MA degrees in Economics from the Tel Aviv University.
•	The proposed terms of service of Mr. Sheratzky are compatible with his position at the Company, the scope of his services and their quality, and are reasonable and appropriate;
•
Mr. Sheratzky's terms of services are also reasonable and appropriate as compared to the terms of service of chief executive officers of peer companies (i.e. - other public companies with appropriate similarities to the Company), including after consideration of such peer companies' financial performance as compared to the Company's;

•
Mr. Sheratzky's terms of service correspond to the principles of the Compensation Policy and as such reflect the Company's perception of the appropriate nature of the compensation's components and their balance, including the ratio between the fix and variable components and the ratio between the terms of service of office holders and the cost of employment of the other employees of the Company; as well as the appropriate manner by which the Company's office holders should be incentivized, under a short and long term view and while relating to the advancement of the Company's goals and the best interests of its shareholders.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for the approval of this proposed resolution; provided that: (a) a majority of the shares voted at the meeting, which are not held by shareholders with personal interest in approving the proposal, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

PROPOSAL FOUR
APPROVAL OF THE TERMS OF SERVICE OF MR. GIL SHERATZKY

Background and Proposed Resolution

Mr. Gil Sheratzky is the chief executive officer of E-Com Global Electronic Commerce Ltd. ("E-Com"), an Israeli wholly owned subsidiary of the Company, which is responsible for the Company's on-demand navigation guidance services, and holds the Mapa group, a provider of geographic information (GIS) in Israel. Annex A of this proxy statement sets forth his proposed terms of service in accordance with the Company's Compensation Policy.

It is proposed that the general meeting adopt the following resolution: “to approve the terms of service of Mr. Gil Sheratzky as set forth in Annex A hereof”.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•	Mr. Sheratzky has been serving the Company for approximately 13 years in different positions, and as the CEO of E-Com for 6 years;
•	Mr. Sheratzky has gained extensive experience and understanding of the Company's field of operations; and is managing E-Com with great professionalism and talent;
•	Mr. Sheratzky is greatly contributing to the success of E-Com's operations and his services are required for the continued advancement and success of E-Com;
•	Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA.
•
The proposed terms of service of Mr. Sheratzky are compatible with his position at the Company as a Business Unit Manager, the scope of his services and their quality, and are reasonable and appropriate;

•
Mr. Sheratzky's terms of services are also reasonable and appropriate as compared to the terms of service of business unit managers of peer companies (i.e. - other public companies with appropriate similarities to the Company), including after consideration of such peer companies' financial performance as compared to the Company's;

•
Mr. Sheratzky's terms of service correspond to the principles of the Compensation Policy and as such reflect the Company's perception of the appropriate nature of the compensation's components and their balance, including the ratio between the fix and variable components and the ratio between the terms of service of office holders and the cost of employment of the other employees of the Company; as well as the appropriate manner by which the Company's office holders should be incentivized, under a short and long term view and while relating to the advancement of the Company's goals and the best interests of its shareholders.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for the approval of this proposed resolution; provided that: (a) a majority of the shares voted at the meeting, which are not held by shareholders with personal interest in approving the proposal, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

PROPOSAL FIVE
APPROVAL OF THE TERMS OF ENGAGEMENT OF MR. YEHUDA KAHANE

Background and Proposed Resolution

Professor Yehuda Kahane, who serves as a director of the Company, also provides consulting services to the Company in accordance with an agreement date March 28, 1998, as amended (see Exhibit 10.28 to the Company's Registration Statement on Form F-1, as filed on September 1, 2005). Pursuant to the terms of this agreement:

•
Prof. Kahane provides to the Company, as an independent contractor, the following services (at a scope of at least 15 hours per month): financial consulting, organization, training and execution of the Company's financial activities; consulting concerning investment through various financial instruments; rate protection, and management of the Company's investment portfolios.

•	The term of the agreement automatically renews every two years; although each party may terminate it with a 180 days prior notice.
•
In consideration for the services described above, the Company pays Prof. Kahane a monthly amount of NIS 15,000 (approximately USD 4,264), linked to the Israeli consumer price index as known on May 1, 2003, plus VAT, against the receipt of a tax invoice.

It is proposed that the general meeting adopt the following resolution: “to approve the terms of engagement of Mr. Yehuda Kahane as described in the proxy statement relating to the Meeting”.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•	Prof. Kahane is one of the Company's founders, active in both the academic and business fields, and possesses vast experience and knowledge concerning the Company's field of operations;
•	Prof. Kahane has been providing consultation services to the Company for may years and in doing so, has greatly contributed to the Company's success;
•
Considering the Company's experience in receiving Prof. Kahane's consultation services pursuant to the above referenced agreement, and his contribution to the Company, these services are required for the operations of the Company and its management, are for the best interests of the Company and will contribute to the advancement of its goals;

•
Prof. Kahane is a Professor Emeritus at the Faculty of Management, Tel Aviv University and heads the Akirov Institute for Business and the Environment at Tel-Aviv University. Professor Kahane founded and served as the first Dean of the Israeli Academic School of Insurance until 2000. In addition, he was the co-founder and co-owner of the managing firm of the first balanced pension fund in Israel, Teshura, a co-owner of the technological incubators Weizman, Ofakim and Katzrin, and is involved in the formation, seed investment and management of start-up companies. Prof. Kahane serves as an actuarial consultant to various companies and organizations. Prof. Kahane is a director in Capital Point Ltd. and in a large number of private technological companies unrelated to us. He is the chairman of an association for the visually impaired of Hertzelia and Sharon District and a board member of the umbrella organization for the visually impaired in Israel. Prof. Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem.

•
The Compensation Policy allows the payment of consultation fees to directors who are not executive officers of the Company, to the extent that their services are requested in addition to their services as directors of the Company, in accordance with the scope of the services required and market terms of comparable services.

•	The consideration for the consultation services provided by Prof. Kahane is fair and reasonable and is compatible with market terms of comparable services.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for the approval of this proposed resolution; provided that: (a) a majority of the shares voted at the meeting, which are not held by shareholders with personal interest in approving the proposal, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

PROPOSAL SIX
APPROVAL OF THE TERMS OF ENGAGEMENT OF MR. AVNER KURZ

Background and Proposed Resolution

Mr. Avner Kurz, who serves as a director of the Company, also provides consulting services to Ituran Sistemas de Monitoramento Ltda, a Brazilian subsidiary of the Company who handles the Company's operations in Brazil, in accordance with an agreement dated February 23, 2012 (see our 6-K dated April 5, 2012).

Pursuant to the terms of this agreement:

•
Mr. Kurz provides consultation services to the Brazilian subsidiary, as an independent contractor, including services concerning: general strategy of the subsidiary, developing connections with the private market, infrastructure development and in any other area as is required from time to time. In addition, he is in direct contact with the chief executive officer of the subsidiary and its office holders, reports directly to the Company's president and advises him regarding the aforementioned.

•	Mr. Kurz undertook to stay at least eight times per year in Brazil at the subsidiary's offices and to invest no less than twenty monthly hours in providing the services.
•	The term of the agreement automatically renews every two years; although each party may terminate it with a 180 days prior notice.
•
In consideration for the services described above, the Brazilian subsidiary pays Mr. Kurz a monthly amount of USD 8,000, against the receipt of a tax invoice; and Mr. Kurz is entitled to receive a cellular phone and reimbursement of related expenses from the Company, payable against receipts.

It is proposed that the general meeting adopt the following resolution: “to approve the terms of engagement of Mr. Avner Kurz as described in the proxy statement relating to the Meeting”.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•
Mr. Kurz is one of the Brazilian subsidiary's founders and has served as its chief executive officer and chairman of the board; and has therefore gained vast knowledge, experience and skills concerning the Brazilian market in general and the operations of the Brazilian subsidiary in particular, including the regulations applicable thereto;

•
Considering the Brazilian subsidiary's experience in receiving Mr. Kurz' consultation services pursuant to the above referenced agreement, and his contribution to the Brazilian subsidiary and consequently, to the Company, these services are required for the operations of the Brazilian subsidiary and the Company's oversight thereon, are for the best interests of the Brazilian subsidiary and the Company, and will contribute to the advancement of their goals;

•
Mr. Kurz is the chairman of the board of directors and a director of F.K. Generators & Equipment Ltd. He also serves as a director of El-Ram, Moked Ituran, Totam Plus, Expandis and several other private companies abroad.

•
The Compensation Policy allows the payment of consultation fees to directors who are not executive officers of the Company, to the extent that their services are requested in addition to their services as directors of the Company, in accordance with the scope of the services required and market terms of comparable services.

•	The consideration for the consultation services provided by Mr. Kurz is fair and reasonable and is compatible with market terms of comparable services.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for the approval of this proposed resolution; provided that: (a) a majority of the shares voted at the meeting, which are not held by shareholders with personal interest in approving the proposal, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

PROPOSAL SEVEN
APPROVAL OF THE PROCUREMENT FROM TIME TO TIME OF D&O INSURANCE
POLICIES

Background and Proposed Resolution

Following the approval of the Company's compensation committee and board of directors, the Company's shareholders are being asked to approve the procurement from time to time of directors' and officers' insurance policies covering the liability of office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time (the "D&O Insurance Policies"), under the following terms: (a) the principal terms of the D&O Insurance Policies shall not materially deviate from the terms of the Company's current directors' and officers' insurance policy (the "Current Policy") as set forth in Annex B hereof; or (b) to the extent that the Company shall desire to procure a D&O Insurance Policy, which a material term thereof adversely deviates ( from the Company's point of view) from the terms of the Current Policy, the Company's board of the directors shall confirm that, notwithstanding such deviation, the Company's procurement of such policy is compatible with market terms and does not materially affect the Company's profitability, assets or liabilities.

It is proposed that the general meeting adopt the following resolution: “to approve the procurement from time to time of directors' and officer's insurance policies covering the liability of office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time, under the terms set forth in the proxy statement relating to the Meeting”.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•	The procurement of the D&O Policies is compatible with the principles of the Compensation Policy;
•	Insurance of directors and officers is reasonable, fair and customary by companies of the kind and size of the Company;
•
Procuring D&O Insurance Policies is for the best interests of the Company as it allows the office holders of the Company to fulfill their duties and make required decisions after considering the risks involved in the Company's operations and their responsibility as office holders under law;

•	The Company's procurement of D&O Insurance Policies under the terms set forth above is compatible with market terms and does not materially affect the Company's profitability, assets or liabilities.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for the approval of this proposed resolution; provided that: (a) a majority of the shares voted at the meeting, which are not held by shareholders with personal interest in approving the proposal, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

PROPOSAL EIGHT
APPROVAL OF AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

Background

In 2011, the Israeli Securities Law, 1968 and the Companies Law, among others, were amended to authorize the Israeli Securities Authority to impose administrative sanctions against public reporting companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law.  These amendments prohibit the insurance and indemnification of office holders with respect to administrative sanction. However, provided a company sets forth appropriate provisions in its articles of association, insurance and indemnification are allowed with respect to expenses incurred in the administrative proceedings and with respect to payments charged to injured parties.

The proposed amendments to the Company's Articles of Association as set forth in Annex C hereof are meant to allow for insurance and indemnification of officer holders of the Company to the fullest extent allowed by the law.

The Proposed Resolution

It is therefore proposed that the general meeting adopt the following resolution: “to approve the amendments to the Company's Articles of Association as set forth in Annex C hereof”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for the approval of this proposed resolution; provided that: (a) a majority of the shares voted at the meeting, which are not held by shareholders with personal interest in approving the proposal, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the approval of the proposed resolution.

PROPOSAL NINE
APPROVAL OF AMENDMENTS TO OFFICE HOLDERS' DEEDS OF INDEMNITY; AND
THE GRANT THEREOF

Background and Proposed Resolution

Subject to the approval of, and in accordance with, the amendments to the Company's Articles of Association, as provided in proposal eight above, it is proposed that the general meeting adopt the following resolution: “to approve the amendments to office holders' deeds of indemnity as set forth in Annex D hereof; and the grant thereof to office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for the approval of this proposed resolution; provided that: (a) a majority of the shares voted at the meeting, which are not held by shareholders with personal interest in approving the proposal, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the approval of the proposed resolution.

Sincerely yours,
Ituran Location and Control Ltd.

ANNEX A – TERMS OF SERVICE

Mr. Izzy Sheratzky:

1.
Services: Company's President. His services include ongoing consulting and guidance to the Co-CEOs; responsibility for the operations of the Company's subsidiaries abroad; maintaining on-going and appropriate working relations with the Company's board of directors, its subordinates and any other person that Mr. Sheratzky is required to contact in connection with his position; providing on-going operations' reports to the Company's board of directors and any other information required of him, and assisting, to the extent required, to the Co-CEOs in consulting and managing board meetings; creating, advancing and maintaining relationships with major customers of the Company; locating and examining potential investments;   cultivating team spirit and excellent service values within the Company's employees and his subordinates; presenting the Company's board of directors with initiatives and proposals to enhance the Company's efficiency; and performing any assignment requested of him by the Company's board of directors.

Mr. Sheratzky shall provide the above services to the Company as an independent contractor or as an employee, at his sole discretion, pursuant to a service/employment agreement (the "Agreement"), provided that the nature of the Agreement shall not affect the total cost to the Company of his services as set forth below.

2.
Fixed Monthly Pay and Benefits: assuming Mr. Sheratzky provides the services as an employee, he shall be entitled to a gross monthly salary of NIS 167,000 (approx. USD 47,700), linked to the consumer price index known on the date of the Meeting; and to customary social and other benefits (which shall not deviate from the provisions of the Company's Compensation Policy in this respect), estimated to amount to a cost to the Company equal to 35% of the above gross monthly salary; all provided that the total annual cost to the Company of Mr. Sheratzky's gross monthly salary and benefits shall not exceed the maximum amount set forth in Section 5 of the Company's Compensation Policy with respect to the President.

3.	Expenses: Payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses

4.	Target-based Cash Incentives: Mr. Sheratzky shall be entitled to Target-based Cash Incentives as detailed below

5.	Excess Return Cash Incentives: Mr. Sheratzky shall be entitled to Excess Return Cash Incentives as detailed below

6.
Term and Termination: the Agreement shall be in force for a period of 3 years from the date of this Meeting, and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the Agreement without an advance notice and without compensation if the following shall occur:

6.1.	Mr. Sheratzky is convicted of a criminal offense involving moral turpitude;

6.2.	A final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the Company;

6.3.
A final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the Agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

7.	Non-Compete Period After Termination: 12 months

Mr. Eyal Sheratzky:

1.
Services: Company's Co-CEO. His services include responsibility for the Company's operations abroad, including oversight of the operations of the Company's subsidiaries' abroad, raising capital abroad, analysis of new markets and the possible value of launching new products abroad; creating, advancing and maintaining relationships with shareholders; examining and conducting negotiations for cooperation and acquisition of companies and/or activity abroad that will facilitate expansion of the Company's operations;  providing on-going activity reports to the Company's board of directors and any other information requested of him; and other services as shall be requested of him from time to time by the Company's board of directors.

Mr. Sheratzky shall provide the above services to the Company as an independent contractor or as an employee, at his sole discretion, pursuant to a service/employment agreement (the "Agreement"), provided that the nature of the Agreement shall not affect the total cost to the Company of his services as set forth below.

2.
Fixed Monthly Pay and Benefits: assuming Mr. Sheratzky provides the services as an employee, he shall be entitled to a gross monthly salary of NIS 130,000 (approx. USD 37,100), linked to the consumer price index known on the date of the Meeting; and to customary social and other benefits (which shall not deviate from the provisions of the Company's Compensation Policy in this respect), estimated to amount to a cost to the Company equal to 35% of the above gross monthly salary; all provided that the total annual cost to the Company of Mr. Sheratzky's gross monthly salary and benefits shall not exceed the maximum amount set forth in Section 5 of the Company's Compensation Policy with respect to the CEO.

3.	Expenses: Payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad.

4.	Target-based Cash Incentives: Mr. Sheratzky shall be entitled to Target-based Cash Incentives as detailed below

5.	Excess Return Cash Incentives: Mr. Sheratzky shall be entitled to Excess Return Cash Incentives as detailed below

6.
Term and Termination: the Agreement shall be in force for a period of 3 years from the date of this Meeting, and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the Agreement without an advance notice and without compensation if the following shall occur:

6.1.	Mr. Sheratzky is convicted of a criminal offense involving moral turpitude;

6.2.	A final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the Company;

6.3.
A final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the Agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

7.	Non-Compete Period After Termination: 12 months

Mr. Nir Sheratzky:

1.
Services: Company's Co-CEO. His services include responsibility for the Company's operations in Israel, including oversight of the operations of the all the Company's subsidiaries in Israel, raising capital in Israel, analysis of new markets and the possible value of launching new products in Israel; creating, advancing and maintaining relationships with major customers, business and financial development in Israel; providing on-going activity reports to the Company's board of directors and any other information requested of him; and other services as shall be requested of him from time to time by the Company's board of directors.

Mr. Sheratzky shall provide the above services to the Company as an independent contractor or as an employee, at his sole discretion, pursuant to a service/employment agreement (the "Agreement"), provided that the nature of the Agreement shall not affect the total cost to the Company of his services as set forth below.

2.
Fixed Monthly Pay and Benefits: assuming Mr. Sheratzky provides the services as an employee, he shall be entitled to a gross monthly salary of NIS 130,000 (approx. USD 37,100), linked to the consumer price index known on the date of the Meeting; and to customary social and other benefits (which shall not deviate from the provisions of the Company's Compensation Policy in this respect), estimated to amount to a cost to the Company equal to 35% of the above gross monthly salary; all provided that the total annual cost to the Company of Mr. Sheratzky's gross monthly salary and benefits shall not exceed the maximum amount set forth in Section 5 of the Company's Compensation Policy with respect to the CEO.

3.	Expenses: Payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad.

4.	Target-based Cash Incentives: Mr. Sheratzky shall be entitled to Target-based Cash Incentives as detailed below

5.	Excess Return Cash Incentives: Mr. Sheratzky shall be entitled to Excess Return Cash Incentives as detailed below

6.
Term and Termination: the Agreement shall be in force for a period of 3 years from the date of this Meeting, and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the Agreement without an advance notice and without compensation if the following shall occur:

6.1.	Mr. Sheratzky is convicted of a criminal offense involving moral turpitude;

6.2.	A final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the Company;

6.3.
A final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the Agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

7.	Non-Compete Period After Termination: 12 months

Mr. Gil Sheratzky:

1.
Services: Chief Executive Officer of E-Com, subordinate to the Company's CEO and board of directors. His responsibilities include maintaining on-going and appropriate working relations with his subordinates and with any person that he needs to contact in connection with his position; providing all required information and assisting as much as required to the Company's personnel; cultivating team spirit and excellent service values within the Company's employees and his subordinates; quality management, including presentation to the Company's CEO of initiatives and proposals to enhance E-Com's efficiency; and the execution of any other assignment requested of him by the Company's management.

Mr. Sheratzky shall provide the above services to E-Com as an independent contractor or as an employee, at his sole discretion, pursuant to a service/employment agreement (the "Agreement"), provided that the nature of the Agreement shall not affect the total cost to E-Com of his services as set forth below.

2.
Fixed Monthly Pay and Benefits: assuming Mr. Sheratzky provides the services as an employee, he shall be entitled to a gross monthly salary of NIS 92,500 (approx. USD26,400), linked to the consumer price index known on the date of the Meeting; and to customary social and other benefits (which shall not deviate from the provisions of the Company's Compensation Policy in this respect), estimated to amount to a cost to E-Com equal to 35% of the above gross monthly salary; all provided that the total annual cost to E-Com of Mr. Sheratzky's gross monthly salary and benefits shall not exceed the maximum amount set forth in Section 5 of the Company's Compensation Policy with respect to a Business Unit Manager.

3.	Expenses: Payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad.

4.	Target-based Cash Incentives: Mr. Sheratzky shall be entitled to Target-based Cash Incentives as detailed below.

5.	Excess Return Cash Incentives: Mr. Sheratzky shall be entitled to Excess Return Cash Incentives as detailed below.

6.
Term and Termination: the Agreement shall be in force for a period of 3 years from the date of this Meeting, and may be terminated upon two months' advance notice of termination; however, the Company may terminate the Agreement without an advance notice and without compensation if the following shall occur:

6.1.	Mr. Sheratzky is convicted of a criminal offense involving moral turpitude;

6.2.	A final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the Company;

6.3.
A final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the Agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

7.	Non-Compete Period After Termination: 12 months

Terms of Cash Incentives

The terms below apply to each of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders").

1.
"Target-based Cash Incentives" means a cash incentive awarded to the Executive Office Holders for the Company's achievement of the following Profit-Before-Tax targets in each calendar year following the effective date of the Agreements, in which the Minimum Threshold (as defined below) has been achieved:

Company's Profit-Before-Tax Targets (in USD thousands)	Level of Incentive - As a Percentage of the Executive Office Holder's Annual Cost of Pay
24,001 - 27,500	20%
27,501-31,000	45%
31,001-35,000	75%
35,001-39,000	110%
Above 39,001	150%

"Minimum Threshold" means, with respect to a particular calendar year, a minimum Company's Return on Equity (as defined below) of 15%, and a minimum Company's Profit-Before-Tax of USD 24 million.

"Return on Equity" means,  with respect to a particular calendar year, the ratio between the net income for such year and the average of the shareholders' equity at the beginning of such calendar year and at the end of each calendar quarter of such year; calculated in accordance with the Company's audited or reviewed consolidated financial statements for such year, as the case may be, after taking into account Executive Officers' compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with accounting standards.

"Profit-Before-Tax" means, with respect to a particular calendar year, the Company's profit before tax for such year in accordance with the Company's audited consolidated financial statements for such year, after taking into account Executive Officers' compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with accounting standards.

"Executive Officers" means Office Holders of the Company ("Nosei Misra", as such term is defined in the Companies Law) who serve as the Company's President, Co-CEOs and other executives who are deemed Office Holders of the Company, as well as Office Holders of the Company's Israeli wholly owned subsidiaries, provided they report to the CEO.

"Cost of Pay" means, with respect to independent contractors – their invoice amount plus company car and related expenses; and with respect to employees - their base pay (i.e. fixed gross amount payable to the employee in return for his services, excluding expenses, benefits and bonuses) plus 40% thereof.

2.
Target-based Cash Incentives shall become payable upon the lapse of 30 days from the date of publication of the Company's audited annual financial statements (the "Entitlement Date"); and such cash incentive shall be paid on such date. However, if an Executive Office Holder's Target-based Cash Incentives exceed an amount equal to 100% of such Executive Office Holder's annual Cost of Pay (the "100% Threshold"), then 20% of the amount by which the Target-based Cash Incentives exceed the 100% Threshold (the "Deferred Portion") shall not be paid on their Entitlement Date, but rather shall be deferred and paid in two equal installments on the first and second anniversary of the Entitlement Date, provided that the Minimum Threshold was achieved during the first calendar year (for the first installment) and during the second calendar year (for the second installment) following the Entitlement Date, respectively. The Deferred Portion shall be linked to the consumer price index known on the Entitlement Date.

3.
The Company may pay to the Executive Office Holders advances on account of expected Target-based Cash Incentives, based on the Company's reviewed financial statements, prior to the Entitlement Date; provided that if on the Entitlement Date, it turns out that such advances exceed the Target-based Cash Incentives to which the Executive Office Holders are entitled, then the excess amounts shall be returned to the Company or shall be deducted from the payment of the remainder Target-based Cash Incentives on the Entitlement Date, as the case may be.

4.
"Excess Return Cash Incentives" means a cash grant based on the Company's Stock Yield as compared to the TA 100 Index's Yield, as set forth below.  In the event that the Company shall de-list from the Tel-Aviv Stock Exchange, then the Company's board of directors and compensation committee shall select a comparable NASDAQ index for the purpose of this Excess Return Cash Incentive and the provisions hereof shall apply with respect thereto mutatis mutandis.

"Company's Stock Yield" means the percentage of increase or decrease of the Company’s stock price on the Tel-Aviv Stock Exchange over an Examined Period (as defined below), as adjusted for dividend distribution, calculated based on the average adjusted closing price of the Company's shares on the Tel-Aviv Stock Exchange during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

"TA 100 Index's Yield" means the percentage of increase or decrease of the TA 100 Index over an Examined Period, calculated based on the average TA 100 Index closing quotes during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

At the end of each calendar year, the Company shall examine the Company's Stock Yield since January 1 of such year or, with respect to the first year of such grant – since the date of its approval (an "Examined Period"), as compared to the TA 100 Index's Yield over such Examined Period; and to the extent that the Company's Stock Yield exceeds the TA 100 Index's Yield for such period, each of the Executive Office Holders shall receive an amount equal to 50% of his monthly Cost of Pay for each 1% of excess return (in percentage points' terms), or a relative amount in the event of a partial excess return. For the avoidance of doubt, in the event that the Company's Stock Yield during such period is negative, no grant shall be awarded.

The Excess Return Cash Incentive for each year shall not exceed an amount equal to the Executive Officer Holder's annual Cost of Pay.

5.
In the event that an Agreement is terminated during a calendar year, the Company's compensation committee and board of directors shall determine the relative amounts out of the Target-based Cash Incentives and/or Excess Return Cash Incentives to which the relevant Executive Office Holder is entitled for the portion of the year during which the Agreement was in force; and these amounts shall be paid within 30 days after the termination of service/employment, as the case may be.

6.
On the date of determination of each Executive Office Holder's entitlement for a Target-based Cash Incentive for a particular year, the Company's compensation committee shall examine whether the total amount of grants to which Executive Officers are entitled with respect to such calendar year and which constitute variable components of their terms of services (the "Total Amount of Grants to Executive Officers"), exceed an amount equal to 10% of the Company's EBITDA for such year (the "EBITDA's Threshold"), as calculated in accordance with data extracted from the Company's audited consolidated annual financial statements, after taking into account the Executive Officers' fixed compensation but excluding their variable compensation. In such event, the amount by which the Total Amount of Grants to Executive Officers exceeds the EBITDA's Threshold shall be referred to as the "Excess Amount".

In the event that the Total Amount of Grants to Executive Officers exceeds the EBITDA's Threshold, then the Target-based Cash Incentive and the Excess Return Cash Incentive to which an Executive Office Holder is entitled (together, the "Grants") shall be reduced by an amount equal to the Executive Office Holder's Rate of Grants (as defined below) out of the Excess Amount. The term "Executive Office Holder's Rate of Grants" means, with respect to a particular Executive Office Holder, the percentage which such Executive Office Holder's Grants constitute out of the Total Amount of Grants to Executive Officers.

7.
The Company's board of directors shall have the right, under special circumstances at its discretion, to reduce the amount of Grants to which the Executive Office Holders are entitled, upon a 60 days prior notice.

8.
The Executive Officer Holders shall be required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated in the Company's financial statements published during the three year period following publication of the erroneous financial statements; to the extent they would not have been entitled to the compensation actually received had it been determined based on the restated financial statements. In such case, compensation amounts will be returned within 60 days from the date of publication of the restated financial statements, net of taxes that were withheld thereon. If the Executive Office Holder has a right to reclaim such tax payments with respect to Grants which were paid in excess, from the relevant tax authorities, then the Executive Office Holder shall reasonably act to reclaim such amounts from the tax authorities and upon their receipt, shall remit them to the Company.

ANNEX B – TERMS OF THE CURRENT DIRECTORS' AND OFFICERS'
INSURANCE POLICY

Policy Period	From: August 19, 2013
To: February 18, 2015
(both days inclusive)
Limit of Liability	Total aggregate for all loss arising out of all claims made against all insured under all insurance covers combined (including defense costs except as provided in the policy) US$20,000,000
Retention
Insurance cover B and indemnifiable loss: US$15,000 each claim; US$75,000 for claims brought in courts within the US and/or Canada; US$100,000 for employment practice claims brought in courts within the US and/or Canada; US$50,000 for securities claims, except US$200,000 for each claim brought within the US and/or Canada

Premium for the Period	US$279,418
Continuity Dates	(i)Pending and prior litigation: June 1, 2000 (ii)Pollution claims: June 1, 2000 (iii)Securities claims: September 19, 2005
New Subsidiary Cover	Assets size: 20% of gross consolidated assets of the company as declared in the latest audited financial statements
Territory	Worldwide including the USA and Canada
Jurisdiction	Israel
Discovery Period	12 months for 100% of the full annual premium and subject to the unilateral discovery period wording amendment
Major Shareholding Exclusion	15% subject to major shareholders endorsement
Retroactive Date	Unlimited (as per wording)

ANNEX C – AMENDMENTS TO ARTICLES OF ASSOCIATION

It is proposed that Sections 56 and 57 of the Company's Articles of Association shall be amended as follows (revisions are underlined):

56" .	INSURANCE OF OFFICE HOLDERS

56.1
The Company may, to the extent permitted by the Companies Law, enter into acontract for the insurance of the liability of an Office Holder of the Company, inrespect of a liability imposed on him as a result of an act done by him in his capacityas an Office Holder of the Company, in any of the following:

56.1.1	A breach of his duty of care to the Company or to another person;

56.1.2	A breach of his duty of loyalty to the Company, provided that the OfficeHolder acted in good faith and had reasonable grounds to assume that suchact would not harm the Company;

56.1.3	A financial liability imposed on him in favor of another person;

56.1.4	A payment which he is obligated to make to an injured party as set forth in Section 52(BBB)(a)(1)(a) of the Securities Law;

56.5
Expenses that he incurred in connection with a proceeding under Chapters H'3, H'4 or I'l of the Securities Law, Sections 363a-363c of the Companies Law and Chapter G1 of the Antitrust Law, 1988, including  reasonable legal expenses, which term includes attorney fees.

57.	INDEMNIFICATION OF OFFICE HOLDERS

57.1
The Company may, to the extent permitted by the Companies Law, indemnify anOffice Holder of the Company for liability or  expense he incurs as a result of an actdone by him in his capacity as an Office Holder of the Company, as follows:

57.1.1	A financial liability imposed on him in favor of another person by a courtjudgment, including a settlement judgment or an arbitrator's award approvedby a court;

57.1.2
Reasonable litigation expenses, including attorneys' fees, expended by anOffice Holder pursuant to an investigation or a proceeding commencedagainst him by a competent authority and that was terminated without an indictment and without having a monetary charge  imposed on him in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require the finding of criminal intent, or in connection with a financial sanction.

57.1.3
Reasonable litigation expenses, including attorneys'  fees, expended by anOffice Holder or charged to him by a court, in a proceeding filed againsthim by the Company or on its behalf or by another person, or in a  criminalcharge from which he was acquitted, or in a  criminal charge of which he was convicted of a crime which does not require a finding of criminal intent.

57.1.4	A payment which an Office Holder is obligated to make to an injured party as set forth in Section 52(BBB)(a)(1)(a) of the Securities Law.

57.1.5
Expenses that an Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'l of the Securities Law, Sections 363a-363c of the Companies Law  and Chapter G1 of the Antitrust Law, 1988 including reasonable legal expenses, which term includes attorney fees.

57.2
The Company may indemnify an Office Holder of the Company pursuant to thisArticle 57 retrospectively, and may also undertake in advance to indemnify an OfficeHolder of the Company with respect to matters set forth in Articles 57.1.1, 57.1.2,57.1.3, 57.1.4 and 57.1.5  provided that an undertaking with respect to matters set forth in Article 57.1.1 is limited to events of a kind which the Board believes can be anticipated in light of the Company's activities at the time of such undertaking, and in an amount or criteria that the Board determines is reasonable under the circumstances, and that the indemnification undertaking will specify the events of that the Board believes can be anticipated in light of the Company's activities at the time of such undertaking, and the amount or criteria that the Board determines is reasonable under the circumstances.

57.3
Indemnification pursuant to this Article 57 shall not exceed the rate of twenty fivepercent (25%) of the Company's capital, calculated based on the Company's mostrecent consolidated financial statements published prior to the actualindemnification."

ANNEX D – AMENDMENTS TO DEEDS OF INDEMNITY

It is proposed that Deeds of Indemnity shall be amended as follows (revisions are underlined):

LETTER OF INDEMNITY

To:

------------------

------------------

                        LETTER OF INDEMNITY

1.    GENERAL

       1.1    We hereby inform you that in accordance with the decision of the ~~Audit~~Compensation Committee and the Board of Directors of Ituran Location and Control Ltd ("THE COMPANY") dated ~~August 24, 2005~~December 18 and 20, 2013, respectively, and pursuant to the decision of the Company's General Meeting dated ~~September~~January ~~15~~28, 2014~~05~~ (Hereinafter: "THE DETERMINING DATE"), it was decided to pledge to the Office Holders ~~functionaries~~ that the Company shall indemnify each of them against ~~of~~ any liability or expense, as detailed in this letter below, which may be imposed upon ~~him~~them due to any action ~~he~~they have~~s~~ done ex officio, by virtue of ~~his~~their being Office Holders ~~a functionary in~~of the Company.

       1.2    The terms which have not been defined in this Letter shall be interpreted as in the Companies Law, 5759 - 1999 (hereinafter: "COMPANIES LAW"), save if the context of the matter shall require otherwise.

2.    COMMITMENT TO INDEMNIFY

       Subject to the provisions hereof and the provisions of any law, the Company hereby commits itself toward you to indemnify you of any liability and/or expense as detailed in paragraph ~~4~~3.1 below, which may be imposed on you due to any action you have carried out and/or may carry out in the Company and/or in a subsidiary and/or in an affiliated company (as defined in the Securities Law 5728-1968) and/or in a related company (hereinafter in this Letter, subsidiary and/or affiliated company and/or related company: "RELATED COMPANY"), including actions carried out by you before the date of signing this Letter, by virtue of your being an Office Holder ~~functionary in~~of the Company, and on condition that said actions were directly and/or indirectly related to one (or more) of the types of events specified in paragraph ~~6~~ 5 below.

3.    THE LIABILITY AND EXPENSES TO WHICH INDEMNITY SHALL APPLY

       3.1    The indemnity pursuant hereto shall apply only due to liability and/or expenses as follows:

                3.1.1 Financial liability imposed on you in favor of another person in accordance with a verdict, including a verdict given in conciliation or an arbitration award authorized by a Court of Law;

                3.1.2 Reasonable litigation expenses, including attorney's fees, which you have expended or for which you have been charged due to an interrogation or a proceeding that has been conducted against you by an authority competent to wage an interrogation or a proceeding, and which has ended without the filing of an indictment against you and without a financial liability having been imposed on you as an alternative to a criminal proceeding or that ended without the filing of an indictment against you but with the imposition of a financial liability as an alternative to a criminal proceeding in an offense which does not require the substantiation of criminal intent, or in connection with a financial sanction.

For the purpose of this paragraph - the ending of a proceeding without the filing of an indictment in a matter in which a criminal investigation has been opened - signifies the closing of the case pursuant to section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 ("the CRIMINAL PROCEDURE LAW"), or a delay of proceedings by the Legal Advisor to the Government pursuant to section 231 of the Criminal Procedure Law.

“FINANCIAL ALTERNATIVE AS AN ALTERNATIVE TO CRIMINAL PROCEEDING" - Financial liability imposed in accordance with law as an alternative to a criminal proceeding, including an administrative penalty according to the Administrative Offenses Law 5746-1985, fine for an offense that has been determined as a fineable offense in accordance with the provisions of the Criminal Procedure Law, Financial Sanction or Indemnity.

3.1.3 Reasonable litigation expenses, including attorney's fees, which you have expended or been charged with by a court of law, in a proceeding filed by the Company or on the Company's behalf or by another person, or in a criminal indictment from which you have been acquitted or in a criminal indictment in which you have been convicted of an offense which does not require the substantiation of criminal intent.

3.1.4 A payment which you are obligated to make to an injured party as set forth in Section 52(BBB)(a)(1)(a) of the Securities Law.

3.1.5 Expenses that you incurred in connection with a proceeding under Chapters H'3, H'4 or I'l of the Securities Law, Sections 363a-363c of the Companies Law and Chapter G1 of the Antitrust Law, 1988, including reasonable legal expenses, which term includes attorney fees.

       3.2   It is hereby clarified that the indemnity pursuant to this Letter shall not apply in the following cases:

3.2.1 Breach of fiduciary duty, save in the matter of indemnity and insurance due to breach of fiduciary duty in cases in which you have acted in good faith and for which you had a reasonable basis to assume that the act would not ~~compromise~~ hinder the Company's interest;

3.2.2 Breach of the duty of care made intentionally or ~~impulsively~~recklessly, save if made in negligence only;

3.2.3 Acting with the intent of gaining unlawful personal profit;

3.2.4 A fine or redemption imposed upon you.

       3.3    In cases in which you shall receive compensation from the insurance company of the Company's insurance policy for the Company's ~~functionaries~~ Office Holders (hereinafter: "THE INSURER"), on account of the matter subject of the indemnity, the indemnity given by the Company in the amount of the difference between the amount of financial liability imposed on the Office Holder ~~functionary~~ and/or the litigation expenses which the ~~f~~Office Holder~~unctionary~~ has expended or been charged with, as stated in paragraph ~~4~~3.1 above, and the amount received from the insurer on account of that same matter, and on condition that the indemnity amount for which the Company shall be charged as aforesaid shall not be greater than the maximum indemnity amount (as defined below).

4.    MAXIMUM INDEMNITY AMOUNT

       4.1    The indemnity amount that the Company shall pay (including amounts which shall be received by the ~~functionaries~~Office Holders from insurance companies, if such shall be received, in the frame of insurances which the company has acquired, if it has acquired such) for all the Office Holders ~~functionaries~~, cumulatively, pursuant to letters of indemnity for ~~functionaries~~ Office Holders shall not exceed a total amount equal to the rate of 25% of the Company's equity (consolidated) in accordance with the Company's last financial reports published before the actual indemnification~~granting of the indemnity payment in practice~~ (hereinafter: "the MAXIMUM INDEMNITY AMOUNT"). The maximum indemnity amount has been determined by the Company's Board of Directors as reasonable under the circumstances.

       4.2    Should and as far as the total of all the indemnity amounts that the Company shall be required to pay shall exceed the maximum indemnity amount or the balance of the maximum indemnity amount (as it shall be at that time), the maximum indemnity amount or the balance thereof, as applicable, shall be divided between the Office Holders~~functionaries~~ who shall be entitled to indemnity, in a manner that the indemnity amount which shall be received by each of the ~~functionaries~~Office Holders, in practice, shall be calculated pursuant to the ratio between the indemnity amount which shall be forthcoming to each of the ~~functionaries~~ Office Holders on account of the liabilities and/or the expenses which each shall be obliged to bear as a result of the legal proceeding and the indemnity amount which shall be forthcoming to all  the said Office Holders~~functionaries~~ on account of liabilities and/or expenses which they shall be obliged to bear as a result of the legal proceeding, cumulatively on account of that same event.

5.    THE EVENTS TO WHICH THE INDEMNITY SHALL APPLY

       The indemnity in accordance with this letter of indemnity shall apply to a liability and/or an expense as aforesaid, which stem from one (or more) of the events detailed below, which have been determined by the Board of Directors as anticipated in view of the Company's actual activities at the time of providing the commitment:

       5.1    A proposal and/or issue of the Company's equities and/or those of a related company in Israel and/or abroad to the public and/or to individuals, pursuant to a ~~forecast~~prospectus and/or a private placement, including the details which shall be included in the aforesaid executable instruments;

       5.2    Actions and/or reports stemming from the Company's and/or a related company's being and/or should the Company and/or a related company be in future a public company the shares of which shall be issued to the public and shall be traded in the Israeli Stock Exchange or in a stock exchange abroad;

       5.3    Actions and/or decisions related to the making of investments in the company and/or in subsidiaries and/or in related companies and/or for the acquisition of properties, including the acquisition of companies and/or businesses and/or investments in companies and/or investment of funds in traded equities and/or in any other form, and/or the sale of assets and/or sale of holdings in related companies;

       5.4    Events related to the terms of employment of employees and employer-employee relations, including and without derogating from the promotion of employees, handling of pension arrangements, insurance funds, options and other benefits to the Company's employees and/or those of a related company;

       5.5    Decisions and/or actions related to the Company's engagements and/or those of a related company with others, and/or between themselves in the frame of the Company's ongoing business
(including with clients, suppliers, contractors);

       5.6    Actions and/or decisions designated in this paragraph 5, connected with related companies, including decisions and/or actions as Office Holders~~functionaries~~ in the Company and/or in related companies;

       5.7    Actions and/or decisions connected with the distribution of dividends in the Company and/or in a related company and/or the acquisition of the Company's shares;

       5.8    An action and/or a decision connected with the provision of a statement of opinion in a proposal for acquisition or any other action connected with and/or related to a proposal for acquisition in the company and/or a related company;

       5.9    An action and/or a decision connected with a change in the Company's structure and or that of a related company or the reorganization or any decision with respect thereof, including, but without derogating from the generality of the aforesaid, the merger, splitting, change in the Company's capital, the dissolution of companies or their sale, allocation or division;

        5.10  Any legal proceeding in Israel or abroad, in matters that are connected, either directly or indirectly, to trade restrictions and including binding arrangements, mergers and monopolies in the Company and/or in a related company;

        5.11  Any action which has brought about a default in carrying out proper insurance arrangements by the Company;

        5.12  An action and/or a decision connected with the approval of transactions with ~~functionaries~~ Office Holders and/or with a controlling shareholder in the Company and/or in a related company;

        5.13  Any action which has caused damage including damage to property including the loss of its use and which is connected to the actions designated in this paragraph and/or to the Company's products, or those of its subsidiaries and/or related companies or to other activities in the frame of the Company's ongoing business or that of related companies.

        5.14  Any event and/or action under Chapters H'3, H'4, or I'1 of the Securities Law,  Sections 363a-363c of the Companies Law, and Chapter G1 of the Antitrust Law, 1988, which are indemnifiable under applicable law.

6.     DEALING WITH THE SUIT

In any case in which you will be entitled to compensation in accordance with this statement, the following instructions will apply:

6.1    You will notify the company in writing of any legal procedure taken against you and any chance and/or threat that a legal procedure will be taken against you and circumstances brought to your knowledge that may lead to a legal procedure against you (including, but not limited to a request of any kind, including an investigation of an authorized entity, a letter of demand, a legal claim, a civil claim, a request for declaratory judgment, and including an administrative enforcement procedure under the Securities Law, Companies Law or Antitrust Law, 1988, hereinafter: "THE PROCEDURE"), this as soon as possible after ~~to~~ the time it becomes known to you, and you will transfer without delay to the company, or to whoever the company decides, a copy of any document regarding the procedure.

6.2    You will fully cooperate with the company and with anyone it decides, including the insurer, and you will transfer any information required regarding the procedure and you will follow the rest of the instructions of the insurance policy of the employees of the company (at the time) regarding the defense from the procedure.

6.3    The company will be entitled to take upon itself your defense in the procedure and to transfer the defense in the case to a lawyer to be determined by the company, according to its judgment, and while taking into consideration the company's obligations according to the policy and the option to appoint a lawyer on behalf of the insurer (hereinafter: "the company's advocate").

6.4    Despite the mentioned in section 6~~7~~.3 above, you will be entitled to object to the representation by the company's advocate due to reasonable reasons and/or under circumstances that in your opinion and/or the opinion of the company's advocate there is a conflict of interests between your defense and the defense of the company.

6.5    If within 14 days from accepting the notice as mentioned in section ~~7~~6.1 above, the company and the insurer did not take your defense upon themselves in the procedure, or if you or the company's advocate object to the representation by the company according to the mentioned above in section ~~7~~6.4, you will be entitled to appoint an advocate of your choice (hereinafter: "the other advocate"), providing the sum of the professional fees of the advocate will be approved by the ~~inspection~~ audit committee that will examine the reasonableness. The professional fee determined for the company's advocate will be considered a reasonable basis in order to examine the fee of the other advocate. You will be given the opportunity to appear and argue before the committee and it will explain its decision. You will b~~d~~e entitled to appeal to the board of directors~~directorate~~ and you will be given the opportunity to appear and argue before them. If the entire sum of the fee is not approved by the company and you decide not to concede the advocate, you will be entitled to receive the amount approved, and to pay the rest on your own ~~known~~.

6.6    Despite the mentioned above in sections ~~7~~6.4 and ~~7~~6.5, if the policy refers to the matter, the company will act according to the instructions of the mentioned policy regarding disagreements with the insurer regarding the identity of the advocate representing according to the instructions of the policy when the case is transferred to the other advocate under the circumstances will enable the insurer to be released of its obligation or to minimize it and the instructions of the policy will override any agreement between you and the company, the company will however make every reasonable effort to honor your wish.

6.7    If the company decides to take upon itself the defense in the procedure and you did not object under the circumstances mentioned in section ~~7~~6.4 above, you will sign, to the request of the company, an authorization authorizing the company (as well as its advocate), to deal with the defense in your name and to represent you in any thing regarding the defense and the company and its advocate will be entitled to deal with the mentioned above exclusively (while reporting to you) and will be entitled to end the procedure as they see right, this subject to the provisions of ~~mentioned in~~ section ~~7~~6.15.

6.8    You will cooperate with the company and its advocate in any reasonable way required by them regarding the procedure, including signing requests, depositions and any other document.

6.9    If the company decided to take upon itself to deal with the defense in the procedure and you did not object under the circumstance mentioned in ~~7~~6.4, the company will bear the expenses up to the maximum compensation (subject to the instructions of section ~~5~~4.2), so that you will not have to pay them yourself, and the company will not be liable for any legal expenses including the lawyer's professional fees spent during the procedure.

6.10   To your request, the company will pay an advance payment to you that you need to cover the reasonable costs you will be due to pay and/or are due to pay, including the lawyer fees, this according to the estimate made by the company and at the time decided by it, compensation to which you are entitled according to this statement, providing the total sum will not be more than the maximum compensation (subject to the instructions of section 4.2 above).

6.11   If the company should pay you any amount from the power of this statement, as an advance or otherwise, and it then becomes clear that you are to return it, all or part, due to the fact that you were not entitled to compensation, for any reason, you will return it to the company bearing linkage differences of the consumer price index (as it is publicized from time to time by the CBS) as well as interest determined by the Finance minister, approved by the finance committee of the Knesset, according to section 3 (i) of the Tax Law (new version), 1961.

6.12   If the company paid any amount of this statement, and then the obligation due to which the payment was made was cancelled or was reduced for any reason, you will write a check to return the sum from the plaintiff in the procedure and you will do whatever is necessary so that the check is valid and the company can cash it, and once you do this you will not be obligated to return the sum that was cancelled. If you do not do so- you will have to return the sum to the company, or its part, according to the matter, plus linkage differences and interest accordingly.

6.13   If the company's advocate represented you and the company in the procedure, and it later became clear that you are not entitled to compensation, for any reason, and a disagreement rises regarding your obligation to return the trial expenses or the amount to be returned, the disagreement will be transferred to an arbitrator to be agreed upon according to section 6.14. The company will bear the expense of the arbitration~~arbitrary~~, including lawyer fees, unless the arbitrator decides that you used the ~~arbitrary~~ arbitration not in good faith.

6.14   In signing this statement, you are obligated to do all you can, within the framework of the law, to reduce the amount of compensation you are entitled to as much as possible. You will not agree to compromise and/or to arbitrary, unless the company agreed in advance and in writing, and if it is necessary the agreement of the insurer, that it was received. The company will not agree to compromise unless the compromise does not expose the company to other suits on part of the plaintiff and that the agreement will not be considered admission and/or recognizing of liability regarding the causes of the procedure. The company will bring to the knowledge of the employees the details of the agreement. In case there is disagreement between the company and employees, regarding if the agreement answers to the instructions of this section, it will be brought before an arbitrator for a quick decision to be appointed by the company. The arbitrator will be appointed within 7 days from the time one side demanded arbitrary agreed upon the sides and if there is no agreement, the identity of the arbitrator (that will be a former district or high court judge) by the ~~head~~ president of the lawyer's chamber in Israel, unless the arbitrator decides that the arbitrary was used not in good faith.

6.15   The company, as well as the company's advocate, will not agree to compromise if the sum is more than the compensation you will be entitled to, unless you agree in advance in writing and if there is need for the agreement of the insurer- with the advanced agreement of the insurer.

6.16   In case you appeal the decision of a court in the procedure, you will have to receive the approval of the company in advance and in writing. The company will be entitled to refuse a request as mentioned due to relevant considerations regarding the incident.

7.     THE VALIDITY OF THE OBLIGATION

7.1    The obligation for compensation will be valid according to this statement regarding procedures against you during your work or office as well as procedures afterwards, providing they refer to actions you took from the time you were appointed to a position in the company, while you were in the position or as a result. The compensation obligation will stand for your inheritors and/or replacements according to law.

7.2    The company will not be required to pay any sum paid to you for yourself or in your place, in any way, in the framework of insurance acquired by the company or in the framework of insurance acquired by a company controlled by the company or a connected company (if you have a position in them) or an obligation to any compensation of a company controlled by the company or anyone else.

7.3    This statement does not cancel or concede or reduce any other compensation the position holder is entitled to from any other source according to any law and/or obligation.

7.4    This statement does not prevent or limit the company from giving you additional special compensations, providing it does not harm the compensation obligation of this statement.

7.5    This statement does not prevent or limit the company from increasing the maximum compensation due to the incidents regarding the compensation, providing the decision is reached according to law.

7.6    The company's obligations will be broadly interpreted according to this statement ~~at length~~ and in order to fulfill them, as permitted by law. In case of a contradiction between any instruction in this statement and any law that cannot be changed, added to or conditioned, the mentioned law will override, but this will not reduce the validity of the other instructions in this statement.

7.7    This statement is not a contract for a third party and cannot be conceded.

7.8    This Letter of Indemnify ~~statement of compensation~~ cancels any other letter of indemnity~~statement of compensation, compensation~~ or similar obligation ~~and/or compensation agreements~~ granted to you as an Office Holder ~~bearer of a position in~~ of the company.

7.9    It is hereby agreed that the court authorized to deal with conflicts and/or disagreements regarding this statement, is the Tel Aviv-Jaffa court alone. The laws of the state of Israel alone will apply to this statement.

8.     THE PAYMENT

8.1    To any payment paid to you, VAT will be added, when it applies.

8.2    Any payment the company has to pay according to this statement will be paid within 30 days from the day it was requested.

Respectfully, Ituran Location and Control Ltd.

Date:

CONFIRMATION:
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I hereby confirm that I received the above statement and agree to everything in it and am obligated to act according to its conditions.

Name:
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Signature:
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Date:
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